

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.2480
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

February 19, 2016

<u>Via Overnight Delivery</u>

Mr. Gregg Branning
Chief Financial Officer, Senior Vice President and Corporate Secretary
Myers Industries, Inc.
1293 South Main Street
Akron, OH 44301

Re: <u>Notice of Intent to Nominate Director at the Myers Industries, Inc.'s 2016 Annual Meeting of Shareholders</u>

Dear Mr. Branning:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies Myers Industries, Inc. (the "Company") that it intends to nominate Mr. Daniel R. Lee as a nominee for election as director to the Board of Directors of Myers Industries, Inc. at the Company's 2016 Annual Meeting of Shareholders ("Annual Meeting").

In accordance with the Company's Code of Regulations we provide the following information concerning Mr. Daniel R. Lee.

1. The nominee's name, age, principal occupation and employer.

    Daniel R. Lee, 59. Director, President & Chief Executive Officer, Full House Resorts, Inc.

2. The nominee's business address and residential address.

    Business: 4670 South Ford Apache Road, Suite 190, Las Vegas, NV, 89147

    Residential: (Provided to the Issuer)

3. A biographical profile of the nominee, including educational background and business and professional experience.

    Daniel R. Lee previously served as a director of Myers Industries, Inc. from 2013-2015. He has also served in a number of senior executive and financial positions over the course of a long and distinguished business career. Mr. Lee is currently the Chief

1



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.2480
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Executive Officer, President and a director of Full House Resorts, Inc., a casino hotel company headquartered in Las Vegas, NV with operations in various places throughout the U.S. He has held these positions since December 1, 2014. Previously, he served as Chairman and Chief Executive Officer of F.P. Holdings, LP, the owner and operator of The Palms Casino Resort in Las Vegas, NV, from September 2013 to July 2014. Prior to that, he was Managing Partner and majority owner of Creative Casinos, LLC, which obtained the final gaming license in Louisiana and designed and secured entitlements for construction of a major casino hotel and resort in Lake Charles, Louisiana. Creative Casinos was sold in 2012. He also served as Chairman and Chief Executive Officer of Pinnacle Entertainment, Inc., a New York Stock Exchange listed company, from 2002-2009. He held the positions of Chief Financial Officer, Treasurer and Senior Vice President-Finance of Mirage Resorts, Inc., from 1992-1999. Previously, he was a Managing Director of a major brokerage firm and was a Chartered Financial Analyst. He has served as a director of Associated Capital Group, Inc. since November 2015 and was previously a director of Gabelli Securities, Inc. He served as a director of Lynch Interactive Corporation from 2000-2005, and from January 2010 to July 2013. He is also a director of ICTC Group, Inc., an operator of rural telephone service in North Dakota.

GAMCO believes that Mr. Lee's qualifications to serve on the Board of Directors include his substantial financial experience and expertise, his experience in the financial services industry, his experience as a former director of the Company, and his executive management experience as CEO of both large and small public corporations. GAMCO strongly supports the nomination of Mr. Lee for election to the Board of Directors of the Company at its 2016 Annual Meeting of Shareholders.

A copy of Mr. Lee's biographical sketch is enclosed (Exhibit A).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

   We are advised that no business relationship exists between Mr. Lee and the Company, directly or indirectly, and that Mr. Lee would qualify under NYSE rules as an independent director.

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

   As of the date hereof, Mr. Lee and his family (including trusts for his children, who are minors) beneficially own(s) 14,203 shares of the Company's Common Stock.

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One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.2480
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Transactions In Securities of the Company During the Past Two Years
(Purchase/Sale) (Date of Purchase/Sale) (Shares of Common Stock Purchased/Sold)

Purchase 5/5/2014 1,000
Purchase 5/5/2014 1,000
Purchase 10/31/2014 490
Purchase 10/31/2014 510
Sale 12/23/2015 3,757
Sale 12/24/2015 524
Sale 12/28/2015 319
Sale 12/28/2015 300
Sale 12/28/2015 100

Note: Mr. Lee previously served on the Board of Directors of the Company from 2013-2015. Other then what Mr. Lee has disclosed from his brokerage account(s) he does not show any other record of the Company's stock. During the time he was a director of the Company he might have received restricted stock. Mr. Lee is not aware where that stock (if any) is held, the number of shares, the vesting period or the value.

As of date hereof, there has been no agreement, arrangement or understanding that has been entered into by, or on behalf of, Mr. Lee, the effect or intent of which is to mitigate loss to, manage the risk or benefit of share price changes for, or increase or decrease the voting power of Mr. Lee with respect to shares of the Company.

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

   Mr. Lee's written consent letter is enclosed (Exhibit B).

   Mr. Lee's director questionnaire (as provide by the Company) is enclosed (Exhibit C).

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

   GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.

2. GAMCO's address and telephone number. GAMCO's name and address as it appears on the Company's books.



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.2480
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

GAMCO's principal offices are located at One Corporate Center, Rye, NY, 10580. (914) 921-5100.

GAMCO Asset Management Inc. / 401 Theodore Fremd Ave., Rye, NY, 10580.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Shareholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

   As of February 19, 2015, GAMCO was the beneficial owner of 4,773,580 shares of the Company's common stock, representing 15.84% of the outstanding shares of the common stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated November 6, 2015, is enclosed (Exhibit D).

   As of February 19, 2015, GAMCO was the record owner of 100 shares of the Company's common stock, representing 0.00% of the outstanding shares of the common stock.

   As of date hereof, there has been no agreement, arrangement or understanding that has been entered into by, or on behalf of, GAMCO, of any of its affiliates or associates, the effect or intent of which is to mitigate loss to, manage the risk or benefit of share price changes for, or increase or decrease the voting power of GAMCO or any of its affiliates or associates with respect to shares of the Company.

4. A description of all arrangements and understandings between GAMCO and each nominee being nominated by GAMCO and any other person or persons (including their names) pursuant to which the nominee is being recommended by the Shareholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.

   There are no arrangements or understanding between GAMCO and Mr. Lee or others pursuant to which Mr. Lee is being nominated by GAMCO.

   Mr. Lee serves as a director of Associated Capital Group Inc., a public holding company which was spun off from GAMCO Investors, Inc., and includes Gabelli Securities, Inc., a registered investment advisor, and Gabelli & Company, Inc., a registered broker dealer. Clients of these entities or the entities themselves may hold shares of the Company. Associated Capital Group, Inc. is majority owned by Mr. Mario J. Gabelli and affiliates.

   Mr. Lee serves as a director of ICTC Group, Inc., which is majority owned by Mr. Mario J. Gabelli and affiliates.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.2480
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of 1.37% of the common stock of Full House Resorts, Inc., for which Mr. Lee serves as Director, President and Chief Executive Officer.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders of the Company's outstanding shares.

   GAMCO does intend to deliver a proxy statement and form of proxy.

GAMCO and the nominee agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of these nominations.

GAMCO will provide the Company, no later than ten days following the record date for the Annual Meeting, with written notice of any changes as of such record date with respect to the information requested in the Company's Code of Regulations.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Myers Industries, Inc. requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO is a holder of record and beneficial owner of shares of the Company entitled to vote at the Company's Annual Meeting. GAMCO intends to be present at the Annual Meeting in person or by proxy to nominate Mr. Lee to serve as a director of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman
General Counsel

DG/gm

Enclosures

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Exhibit A – Mr. Lee's Biographical Sketch (Document Provided to Issuer)

Exhibit B

February 10, 2016

Mr. Gregg Branning
Chief Financial Officer, Senior Vice President and Corporate Secretary
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301

Re: Director Nomination

Dear Mr. Branning:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Myers Industries, Inc. (the "Company"). I hereby consent to being named as a nominee in the Company's proxy statement for its 2016 Annual Meeting of Shareholders, and to serving as a Director if elected.

I further agree that I will make available to the Company all information reasonably requested in furtherance of the Company's evaluation of my nomination.

Sincerely,



Daniel R. Lee

Exhibit C – Mr. Lee's Director Questionnaire (Document Provided to Issuer)

Exhibit D – Amendment Number 55 to Schedule 13D, Filed on November 17, 2015 (Complete Filing Available on EDGAR).